NORSAT ANNOUNCES STRONG FIRST QUARTER 2012 RESULTS
REVENUES UP 21% AND EBITDA UP 6% OVER Q1 2011

- Management to Host Conference Call May 9, 2012 at 8:30am Pacific (11:30am Eastern) Details Below-

Vancouver, British Columbia – May 9, 2012 -- Norsat International Inc. (“Norsat" or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of communications solutions, today reported financial results for the three months ended March 31, 2012. The Company serves global customers primarily through three business units: Sinclair Technologies, Satellite Solutions and Microwave Products. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

Financial Highlights

('000), except per share amounts	Three months ended March 31,
	2012	2011	Change

Revenue	$10,540	$8,715	$1,825	21%
Gross profit	$4,614	$3,853	$761	20%
Gross profit (%)	44%	44%	0%
EBITDA (1)	$1,119	$1,053	$66	6%
Net earnings (loss) for the period	$518	$(187)	$705	>100%
Net earnings (loss) per share - basic	$0.01	$(0.00)	$0.01	100%
Net earnings (loss) per share - diluted	$0.01	$(0.00)	$0.01	100%
Weighted average common shares outstanding-	#	#
Basic	58,317	57,082
Diluted	58,343	57,082

(1) EBITDA is a Non-IFRS Measure that is defined in the 2011 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Q1 2012 Highlights

•	First quarter revenue, gross profit, EBITDA and net earnings were all up over the same period in 2011.
•	The Norsat Power Solutions division was launched to provide turnkey project-specific power conversion and energy storage solutions in the communications, transportation and resource sectors.
•	Mr. Ivan Gissing was appointed General Manager of both the Sinclair Division and the new Norsat Power Solutions division.

“Our 2012 year is off to an excellent start with a full three months of strong performance from our Sinclair Division and gains in our Microwave Products business helping to drive improved first quarter results,” said Dr. Amiee Chan, Norsat’s President and CEO. “Revenue increased 21% to $10.5 million and EBITDA improved by 6% to $1.119 million, compared to the same period last year. This represents our 22nd straight quarter of positive EBITDA.”

“The Sinclair Division, which was acquired on January 21, 2011, continued to perform above historical norms. This new division has helped to diversify our product lines with antenna and RF conditioning products, and has firmly positioned Norsat in the commercial market, and particularly in the transportation market.  Our Microwave division also posted gains during the quarter and we achieved stable results in our Maritime products division,” said Dr. Chan.”

“As we anticipated, our Satellite Solutions business unit experienced a reduction in order activity related to cuts in US military spending. We were able to offset this impact with sales growth in our other segments. Going forward, we are diversifying our customer base to pursue opportunities with other militaries, and in other markets including the commercial, resource, transportation and public safety sectors. Our new Norsat Power Solutions business unit is an example of this strategy in action. We anticipate attractive growth opportunities for our Satellite Solutions business going forward, and we have seen increased proposal activity in recent months.

Overall, we are pleased with the strong start to the year and enthusiastic about our prospects moving forward.” Dr. Chan added.

Financial Review
For the three months ended March 31, 2012

For the three months ended March 31, 2012, Norsat’s total sales increased to $10.5 million, from $8.7 million in the first quarter of 2011. The 21% improvement reflects the strong performance from the Company’s Sinclair Division, as well as an extra month’s contribution from Sinclair this year. Norsat acquired the Sinclair business in late January 2011. Results from the Sinclair Division continue to reflect a favourable product mix and strong product demand, particularly in the transportation sector.

Satellite Solutions sales decreased to $2.1 million, from $2.4 million in Q1 2011, reflecting reduced ordering activity from the US military in a $0.6 million drop in equipment and services sales to this market. This was partially offset by $0.3 million of new revenue from the Company’s contract with the First Nations’ Emergency Services Society of BC (“FNESS”).

First quarter sales of Microwave Products increased to $2.1 million from $1.8 million in 2011. A more favourable product mix and increased ordering activity contributed to the $0.3 million improvement.

For the three months ended March 31, 2012, sales from Maritime Solutions were $0.2 million, consistent with the same period in of 2011.

On a consolidated basis, first quarter gross margin percentage was 44%, on par with the 2011 result. This reflects above-average margins from the Sinclair division, offset by a decline in gross profit margins from the Satellite Solutions segment. The year-over-year change in Satellite Solutions margins from 50% to 42% was anticipated and reflects lower-margin airtime revenue related to the FNESS contract, lower selling prices for existing product lines and increased costs for new product lines. The gross margin percentage for Microwave products was 43%, relatively consistent with the 44% recorded in the same period of 2011 with the difference mainly related to variations in product mix.

First quarter selling and distributing expenses increased to $1.8 million, from $1.3 million in 2011. This increase included approximately $0.1 million of costs related to the launch of the Norsat Power Division, $0.2 million for amortization of intangible assets acquired from Sinclair, and $0.2 million related to higher employee costs and the impact of including Sinclair for a full quarter compared to just over two months in 2011.

General and administrative expenses decreased to $1.5 million from $1.7 million in 2011. This reduction primarily reflects the absence of $0.4 million in acquisition costs incurred in the first quarter of 2011 to acquire Sinclair, which were not repeated in the 2012 period. It also reflects modest cost savings. Partially offsetting these reductions were $0.3 million of restructuring costs and the added costs of operating Sinclair for a full quarter in Q1 2012, compared to just over two months in 2011.

First quarter net product development expenses increased to $0.5 million from $0.4 million last year, reflecting the extra month of Sinclair operations. The increase also reflects the amortization of the intangible assets acquired from Sinclair. Product development continues to be a core focus for Norsat and is reflected through development programs in all three of the Sinclair Technologies, Satellite Solutions and Microwave Products business units.

Other expenses for the three months ended March 31, 2012 were $0.1 million compared to $0.3 million during the same period last year. This increase primarily reflects a favourable foreign exchange variance from translating Canadian dollar-denominated operating expenses into US dollars.

First quarter net earnings were $0.5 million, or $0.01 per share, basic and diluted, compared to a net loss of $0.2 million, or $(0.00) per share, basic and diluted, during the same period last year.

EBITDA for the three months ended March 31, 2012 improved by 6% to $1.119 million compared to the same period last year, reflecting the increased revenues and stable gross margins.

Norsat ended the first quarter of 2012 with cash and cash equivalents of $3.0 million, compared to $4.2 million as at December 31, 2011. In connection with its acquisition of Sinclair in January 2011, the Company secured and was funded a non-revolving acquisition loan of $12.0 million. As of May 8, 2012, the loan balance had been paid down to $9.0 million and the Company is in compliance with its bank covenants.

Norsat also has access to additional credit facilities totaling $3.75 million. As at March 31, 2012 and as of May 8, 2012, the Company had not drawn these facilities.

As at March 31, 2012, working capital remained constant at $11.8 million compared to December 31, 2011 while shareholders’ equity increased to $19.4 million compared to $18.7 million at December 31, 2011.

Outlook

Long-term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries around the world, a continued focus on homeland security and the emergence of non-traditional applications. These new market opportunities include business continuity measures by large organizations and content production by new entrants to the satellite communications space.  In particular, Norsat anticipates attractive growth opportunities in its Satellite Solutions business where it has seen increased proposal activities and in the Remote Network Solutions segments, where the markets being targeted are relatively new or even untapped.

The long-term prospects for the RF antenna and filter industries also remain strong.  While demand for specific product lines can be cyclical depending on network deployment trends, and the market is generally considered to be mature, Sinclair products have proven to be largely resistant to technical obsolescence as significant industry innovation has been relatively modest and product life cycles are long.

Demand in the Microwave Products and Maritime Solutions segments is expected to remain stable given that these are mature markets and Norsat already has a strong market position within them.

In the near term, Norsat anticipates that key factors affecting revenue growth will continue to be the timing of awards of major military and certain commercial projects. In addition, competition in the satellite industry is expected to continue to intensify, as more companies focus on opportunities in the satellite terminal market. While demand for Sinclair products is expected to remain robust, competitive pressure and increasing labour costs could have a negative impact on product prices and margins within this division.

Establishing new revenue opportunities will remain important to Norsat given the anticipated competitive pricing pressures. Accordingly, the Company remains focused on implementing a business model that will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden the Company’s portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify Norsat’s base of customers to include non-defense customers.

The Company also continues to actively pursue new acquisitions. The current recessionary trends, coupled with Norsat’s strong financial position and capital structure, have created excellent conditions to realize growth through strategic acquisition. Norsat remains optimistic that it can close on at least three deals during the next five years. However, it will not undertake any acquisition unless it meets strict criteria to provide strong value, further the Company’s strategic objectives and have the potential to be accretive to shareholders.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Conference Call Details
Norsat will host a conference on March 9, 2012 at 8:30 am Pacific Time (11:30 am Eastern Time). To access the conference call, dial toll – free 1-888-396-8064 or 416-764-8649. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at:
http://www.norsat.com/investor-info/conference-call-recordings

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions Division, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

Forward-Looking Statements
Statements in this news release relating to matters that are not historical fact are forward-looking statements. These are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those outlined in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on suppliers, managing rapid growth, global sales risks, limited intellectual property protection, competition, mergers and strategic transactions by competitors, the continued availability of existing bank loans and credit facilities and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

This forward-looking information should be read in conjunction with Norsat’s unaudited condensed interim consolidated financial statements and related notes included therein for the three months ended March 31, 2012, and its Management’s Discussion and Analysis for the same period which have been filed and will be available on SEDAR (www.sedar.com). Since January 1, 2011, all of Norsat’s financial statements are prepared in accordance with IFRS.  Additional information may be found at www.norsat.com.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2808	Tel: 604 821-2809
Email: achan@norsat.com	Email: achin@norsat.com